Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au





10015099

20 January 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL



MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

dw 1/25

cag_cosec_syd_prd/68580_1

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

19 January 2010


MACQUARIE

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Income Securities Announcement

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 5.97% per annum in respect of the next distribution period, which commenced on Friday, 15 January 2010 and ceases on Wednesday, 14 April 2010 (inclusive). The distribution payment date will be on Thursday, 15 April 2010 and the record date will be Monday, 29 March 2010.

Distribution rate for above securities	5.97% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Friday, 15 January 2010 to Wednesday, 14 April 2010 (inclusive)
Base Interest Rate*	4.27% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Thursday, 15 April 2010
Record Date	Monday, 29 March 2010

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully,

Dennis Leong
Company Secretary
of Macquarie Bank Limited &
Macquarie Finance Limited

cag_cosec_syd_prd/202839_1

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

15 January 2010

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 December to 31 December 2009

Since the last notification to ASX on 18 December 2009 of the positions as at 30 November 2009:

(a) on 7 December 2009, 1,194 shares were issued at a price of $47.99 pursuant to the Macquarie Group Staff Share Acquisition Plan;

(b) on 16 December 2009, 1,987,325 shares were issued at a price of $47.77 pursuant to the Macquarie Group Limited Dividend Reinvestment Plan;

(c) on 22 December 2009, 563 shares were issued at a price of $26.60 pursuant to the Macquarie Group Share Purchase Plan (SPP) following final review of the SPP acceptances; and

(d) since the last notification to ASX on 18 December 2009 of the positions as at 30 November 2009, the following options have been exercised (converting into one newly issued fully paid share per option):
- 7,500 options exercisable at $44.88 each and expiring on 8 December 2009 (MQG0280); and
- 1,102 options exercisable at $33.49 each and expiring on 22 September 2013 (MQG0413).

Therefore, as at 31 December 2009, the number of issued fully paid ordinary shares was 334,760,159.

Since the last notification to ASX on 18 December 2009 of the positions as at 30 November 2009, the following issue of new options has been processed between 1 December 2009 and 31 December 2009:

- 24,000 options exercisable at $48.48 each and expiring on 8 December 2014 (MQG0441).

Since the last notification to ASX on 18 December 2009 of the positions as at 30 November 2009, the following lapses of unexercised options were processed between 1 December 2009 and 31 December 2009:

- 4,000 options exercisable at $44.88 each and expiring on 8 December 2009 (MQG0280);
- 92,692 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 734 options exercisable at $68.24 each and expiring on 8 December 2010 (MQG0321);
- 1,334 options exercisable at $60.35 each and expiring on 8 March 2011 (MQG0328);
- 82,245 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 8,954 options exercisable at $64.43 each and expiring on 8 September 2011 (MQG0345);
- 1,333 options exercisable at $73.31 and expiring on 8 November 2011 (MQG0353);
- 267 options exercisable at $75.57 each and expiring on 22 December 2011 (MQG0357);
- 1,333 options exercisable at $82.57 each and expiring on 8 February 2012 (MQG0360);
- 2,102 options exercisable at $83.55 each and expiring on 22 February 2012 (MQG0361);
- 4,000 options exercisable at $89.76 each and expiring on 8 May 2012 (MQG0371);
- 17,334 options exercisable at $87.77 each and expiring on 8 June 2012 (MQG0374);
- 88,547 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 2,667 options exercisable at $82.37 each and expiring on 22 October 2012 (MQG0388);
- 30,409 options exercisable at $79.38 each and expiring on 10 December 2012 (MQG0390);
- 899 options exercisable at $74.30 each and expiring on 24 December 2012 (MQG0391);

- 11,073 options exercisable at $64.40 each and expiring on 22 January 2013 (MQG0393);
- 11,000 options exercisable at $54.69 each and expiring on 22 February 2013 (MQG0395);
- 3,000 options exercisable at $47.79 each and expiring on 10 March 2013 (MQG0396);
- 8,000 options exercisable at $63.09 each and expiring on 8 May 2013 (MQG0400);
- 241,948 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 2,467 options exercisable at $53.91 each and expiring on 8 September 2013 (MQG0410);
- 4,000 options exercisable at $53.91 each and expiring on 22 September 2013 (MQG0412);
- 2,041 options exercisable at $53.91 each and expiring on 8 October 2013 (MQG0414);
- 298 options exercisable at $53.91 and expiring on 22 October 2013 (MQG0416);
- 8,000 options exercisable at $25.39 each and expiring on 24 November 2013 (MQG0419); and
- 5,000 options exercisable at $54.25 and expiring on 8 October 2014 (MQG0439).

The number of options on issue at 31 December 2009 was 45,711,336 all exercisable into one share per option.

Yours faithfully

Nigel Donnelly
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 December 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0284	8,334	$46.97	10/01/2010
MQG0285	5,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	50,975	$49.31	08/02/2010
MQG0289	3,336	$49.47	08/02/2010
MQG0291	25,618	$49.16	22/02/2010
MQG0292	22,502	$49.51	08/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0294	35,002	$47.82	08/04/2010
MQG0295	35,001	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	5,000	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	15,388	$60.41	08/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	6,479,662	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	43,332	$63.33	22/08/2010
MQG0309	35,342	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0313	16,334	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	43,332	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	26,124	$66.92	08/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	48,238	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	16,702	$67.85	09/01/2011
MQG0324	10,818	$70.47	23/01/2011
MQG0325	61,478	$63.09	08/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	57,000	$60.35	08/03/2011
MQG0329	17,473	$61.91	22/03/2011
MQG0330	68,835	$68.01	10/04/2011
MQG0331	23,406	$68.83	24/04/2011
MQG0333	61,459	$70.21	08/05/2011
MQG0334	15,000	$66.83	22/05/2011
MQG0335	17,333	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 December 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0337	10,310	$68.03	10/07/2011
MQG0338	8,000	$62.75	22/07/2011
MQG0339	8,273,950	$61.79	01/08/2011
MQG0340	21,833	$61.79	08/08/2011
MQG0341	66,650	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	56,539	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	152,923	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	29,916	$65.96	22/09/2011
MQG0348	3,060	$61.79	09/10/2011
MQG0349	73,483	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	10,948	$64.43	23/10/2011
MQG0352	30,000	$72.17	23/10/2011
MQG0353	53,582	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	14,583	$74.11	22/11/2011
MQG0356	15,898	$71.92	08/12/2011
MQG0357	48,907	$75.57	22/12/2011
MQG0358	12,000	$78.24	08/01/2012
MQG0359	51,504	$79.33	22/01/2012
MQG0360	35,870	$82.57	08/02/2012
MQG0361	6,150	$83.55	22/02/2012
MQG0362	32,061	$80.01	08/03/2012
MQG0363	64,666	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	31,411	$85.30	10/04/2012
MQG0367	157,341	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	2,666	$70.60	22/11/2010
MQG0371	56,766	$89.76	08/05/2012
MQG0372	81,984	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	37,066	$87.77	08/06/2012
MQG0375	31,000	$91.30	22/06/2012
MQG0376	80,473	$87.18	09/07/2012
MQG0377	47,874	$90.83	23/07/2012
MQG0378	40,050	$73.86	08/08/2012
MQG0379	8,925,087	$71.41	15/08/2012
MQG0380	50,032	$71.41	22/08/2012
MQG0381	58,359	$68.06	22/08/2012

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 December 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0382	78,543	$71.41	10/09/2012
MQG0383	112,079	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	100,072	$76.69	24/09/2012
MQG0386	1,071	$71.41	08/10/2012
MQG0387	54,334	$86.34	08/10/2012
MQG0388	66,345	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	276,928	$79.38	10/12/2012
MQG0391	50,709	$74.30	24/12/2012
MQG0392	46,556	$72.27	08/01/2013
MQG0393	117,118	$64.40	22/01/2013
MQG0394	159,662	$63.74	08/02/2013
MQG0395	27,139	$54.69	22/02/2013
MQG0396	65,869	$47.79	10/03/2013
MQG0397	64,667	$51.34	25/03/2013
MQG0398	120,180	$56.79	08/04/2013
MQG0399	43,521	$59.16	22/04/2013
MQG0400	89,400	$63.09	08/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	77,387	$52.89	10/06/2013
MQG0403	20,000	$48.78	23/06/2013
MQG0404	47,000	$47.29	08/07/2013
MQG0405	50,288	$47.29	22/07/2013
MQG0406	48,087	$51.01	08/08/2013
MQG0407	15,469,826	$53.91	15/08/2013
MQG0408	94,080	$53.91	22/08/2013
MQG0409	120,938	$48.61	22/08/2013
MQG0410	19,709	$53.91	08/09/2013
MQG0411	139,000	$45.35	08/09/2013
MQG0412	96,919	$53.91	22/09/2013
MQG0413	127,667	$33.49	22/09/2013
MQG0414	86,569	$53.91	08/10/2013
MQG0415	108,324	$36.20	08/10/2013
MQG0416	143,186	$53.91	22/10/2013
MQG0417	71,576	$32.39	22/10/2013
MQG0418	83,975	$31.99	10/11/2013
MQG0419	37,000	$25.39	24/11/2013
MQG0420	48,000	$28.48	08/12/2013
MQG0421	37,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	08/01/2014
MQG0423	24,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	09/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	25,332	$17.10	09/03/2014

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 December 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0427	21,000	$23.17	23/03/2014
MQG0428	123,000	$29.41	08/04/2014
MQG0429	69,000	$30.89	22/04/2014
MQG0430	41,000	$34.02	08/05/2014
MQG0431	6,000	$36.87	09/06/2014
MQG0432	21,000	$37.17	22/06/2014
MQG0433	67,000	$36.73	08/07/2014
MQG0434	24,000	$39.03	22/07/2014
MQG0435	23,000	$44.21	10/08/2014
MQG0436	8,000	$45.71	24/08/2014
MQG0437	59,000	$49.32	08/09/2014
MQG0438	56,000	$53.07	22/09/2014
MQG0439	42,000	$54.25	08/10/2014
MQG0440	25,000	$54.26	22/10/2014
MQG0441	24,000	$48.48	08/12/2014
	45,711,336		